SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                         MDSI Mobile Data Solutions Inc.

                                (Name of Issuer)

                      Common Stock, no par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55268N100
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  July 9, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)




--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Paul J. Glazer
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)     0
                                                                                        (b)    |X|
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        SEC USE ONLY
3.
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        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
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     NUMBER OF             SOLE VOTING POWER                                                                 423,020
     SHARES         5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                                     0
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                            423,020
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                                0
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        423,020
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      5.1%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                IN
12.
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                           MDSI Mobile Data Solutions Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           10271 Shellbridge Way
                           Richmond, British Columbia
                           Canada V6X 2W8

Item 2(a).        Name of Persons Filing:

                           This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Glazer (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Person is:

                           237 Park Avenue
                           Suite 801
                           New York, New York 10017

Item 2(c).        Citizenship:

                           Mr. Glazer is a citizen of the United States of
America.

Item 2(d).        Title of Class of Securities:

                           Common Stock, no par value per share

Item 2(e).        CUSIP Number:

                           55268N100




Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), check whether the person filing is
                  a:                Not Applicable

                      (a)           [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c)           [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)           [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)           [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)           [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)           [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

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


Item 4.      Ownership.

             Amount beneficially owned:                                         423,020

               (b)  Percent of Class:                                               5.1%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote:                 423,020

                    (ii) Shared power to vote or to direct the vote:                  0

                    (iii)Sole power to dispose  or direct  the
                         disposition  of:                                       423,020

                    (iv) Shared  power to dispose  or to direct the
                         disposition of:                                              0


     As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 423,020 shares of the Issuer's Common Stock, no par value per share ("Common Stock"), representing 5.1% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 423,020 shares of Common Stock in his capacity as (i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company ("PJG"), which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware limited partnership ("GCM") and (ii) the managing member of Glazer Capital, LLC, a Delaware limited liability company ("GC"), which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, GC manages on a discretionary basis separate accounts for four unrelated entities (collectively, the "Separate Accounts").

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Each of GCM, GOF and the Separate Accounts has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2004


                                                By: /s/ Paul J. Glazer
                                                ----------------------
                                                Name:   Paul J. Glazer